Exhibit 4: Organizational Structure

HR Ratings
Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC



Board of Directors
Head of Compliance
Managing Director Chief Risk Officer
Chairman of the Board
CEO
ViceChairman of the Board
External Financial Advisors
Chief Credit Officer
Chief Officer of Economic Analysis
Public Finance and Sovereign Debt Senior Executive Director
Public Finance and Infrastructure Senior Executive Director
Corporates Sr. Executive Director/ABS
Admin. Vice President
Human Resources Vice President
IT Vicepresident
BD Director
Public Finance and Infrastructure Vicepresident
Sustainable Impact Vicepresident
Vicepresident of Corporates /ABS
Vicepresident of Financial Institutions /ABS
IT Associate Director
BD Associate Director
Operations Associate Director
PFSD Associate Director
FI Associate Director / ABS
Compliance Manager.
Human Resources Manager
BD Manager
Operations Manager
FI Manager ABS
IT Sr. Associate
Logistics Associate
Admin Associate
HR Associate
BD Associate
PFSD Associate
PF Associate
Infrastructure Associate
3 Corporates Associate
2 FI Associate
2 EASD Associate
HR Sr. Analyst
IT Sr. Analyst
2 PFSD Sr. Analyst
3 PF Sr. Analyst.
5 FI Sr. Analyst
Methodological Criteria Sr Analyst
Risk Sr. Analyst
2 Compliance. Analyst
3 Admin Analyst
HR Analyst
IT Analyst
Communication Analyst
3 Operations Analyst
Editor
2 PFSD Analyst
2 PF Analyst.
Infrastructure Analyst
Sustainable Impact Analyst
11 Corporates Analyst
9 FI Analyst
Methodological Criteria Analyst
1 Risk Analyst
C. of the Board Assistant
2 Admin Assistant
Receptionist
BD Assistant Back Office
CEO Assistant V. C. of the Board Assistant
IF Intern
IF Intern
IF Intern
2 Logistics
4 Mantenance
HR Ratings®
Credit Rating Agency